GENESIS BIOPHARMA, INC.
                          1601 N. Sepulveda Blvd., #632
                        Manhattan Beach, California 90266

                               formerly known as:
                            FREIGHT MANAGEMENT CORP.
                          Suite 200, 8275 Eastern Ave.
                             Las Vegas, Nevada 89123

                         Commission File No.: 000-53127

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement is being mailed on or about March 19, 2010, to the holders of record on March 15, 2010, of the shares of our common stock. It is being furnished in connection with the appointment of certain individuals to our board of directors without a meeting of the stockholders, resulting in a change in control of our company.

On March 15, 2010, we appointed Robert Brooke and Richard McKilligan to our board of directors, effective immediately.

On March 15, 2010, we did the following:

     * Effected a 24-for-1 forward stock split of our outstanding common stock and correspondingly increased our authorized common stock from 75,000,000 shares to 1,800,000,000 shares.

     * Our wholly owned subsidiary and our company entered into an Asset Purchase Agreement with Hamilton Atlantic, whereby our subsidiary acquired all of the assets of Hamilton Atlantic related to the development and commercialization of anti-CD55 antibodies, including certain patents, patent applications, materials, and know-how.

     * Filed the Articles of Merger effecting the merger with our wholly owned subsidiary, with us as the surviving corporation, changed our name from Freight Management Corp. to Genesis Biopharma, Inc. (the "Company"), and changed our principal office location.

     * Accepted the resignations of Ibrahim Abotaleb and Gerald Lewis from the board, all to be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, and appointed Robert Brooke as our new President and Chief Executive Officer and Richard McKilligan as our new Secretary, Treasurer, and Chief Financial Officer.

     * Completed a private placement of an aggregate of 12,799,968 shares (post-split) of our common stock for a total purchase price of $400,000.

These transactions are described in more detail in the Current Report on Form 8-K filed on March 19, 2010 with the Securities and Exchange Commission. Copies of the Articles of Merger, Agreement and Plan of Merger, Asset Purchase Agreement, and other transaction documents are attached as exhibits thereto.

No action was required by our stockholders to appoint Messrs. Brooke and McKilligan to our board of directors, and no action is required by our stockholders to accept the resignations of Messrs. Abotaleb and Lewis. This Information Statement and the information contained herein are being transmitted to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder ten days prior to the date Messrs. Brooke and McKilligan become the majority of our directors.

Our principal executive office is currently located at 1601 N. Sepulveda Blvd., #632, Manhattan Beach, California 90266. Our telephone number is (866) 963-2220.

                                VOTING SECURITIES

Our authorized capital stock consists of 1,800,000,000 shares of common stock, $0.001 par value per share. Our common stock is the only class of voting securities issued and outstanding. Each share of common stock is entitled to one vote. As of the date of this Information Statement (after adjustment for the split and the return to our treasury for cancellation of 83,339,976 shares of our common stock), there were 71,860,008 shares of our common stock issued and outstanding.

                          APPOINTMENT OF NEW DIRECTORS

Our board of directors currently consists of four members. Two of our directors, Robert Brooke and Richard McKilligan, were designated by us effective March 15, 2010, and each will hold office until his successor is elected and qualified or until his death, resignation or removal. The resignations of each of our other two directors, Ibrahim Abotaleb and Gerald Lewis, will be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, at which time our board will consist of Mr. Brooke and Mr. McKilligan.

                                CHANGE IN CONTROL

Each of the foregoing new directors has accepted the appointment as a director, and ten days following the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, the resignations of our two other directors will be effective. At that time, control of our board will have changed.

As of the date of this Information Statement, Mr. Brooke acquired beneficial ownership of 9,940,008 shares (post-split) of our common stock held by Mr. Abotaleb and Mr. McKilligan acquired beneficial ownership of 2,720,016 shares (post-split) of our common stock held by Mr. Abotaleb. The balance of the shares held by Mr. Abotaleb and all of the shares held by Mr. Lewis, totaling an aggregate of 83,339,976 (post-split), were then returned to the Company for cancellation and are no longer outstanding.

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our current executive officers and directors, including the those whose resignation from the board of directors will be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record:

     Name               Age                       Position
     ----               ---                       --------
Robert Brooke           29      President, Chief Executive Officer, and Director
Richard McKilligan      46      Secretary, Treasurer, Chief Financial Officer,
                                and Director
Ibrahim Abotaleb        34      Director
Gerald Lewis            60      Director

ROBERT BROOKE was appointed as our President, Chief Executive Officer, and also as a Director, on March 15, 2010. Mr. Brooke is the founder and President of Percipio Biosciences, Inc., a research diagnostics company that manufactures and distributes world-wide products related to oxidative stress research. From 2004 to 2008, he was an analyst with Bristol Capital Advisors, LLC, investment manager to Bristol Investment Fund, Ltd. During this period, Bristol financed over 60 public healthcare and life science companies and was listed by The PIPEs Report as the most active investor in private placements by public biotechnology companies. He currently is a member of the Los Angeles Gerontology Research Group. Mr. Brooke earned a B.S. in Electrical Engineering from Georgia Tech in 2003 and a M.S. in Biomedical Engineering from UCLA in 2005.

RICHARD MCKILLIGAN was appointed as our Secretary, Treasurer, Chief Financial Officer, and also as a Director, on March 15, 2010. Mr. McKilligan is a director of Bristol Investment Fund, Ltd., which holds a significant equity stake in the Company. He is also Chief Financial Officer and General Counsel of Derycz Scientific, Inc., a publicly traded company engaged in providing published content to its customers for marketing, regulatory or research purposes. Mr. Brooke was an associate with Morgan, Lewis & Bockius, LLP in their New York and London offices from 2000 until January 2006. He is a member of the State Bar of California, the New York State Bar Association and The Florida Bar. Mr. McKilligan earned his law degree from Cornell Law School, his MBA from the University of Chicago and his undergraduate degree in Accountancy from the University of Illinois at Urbana-Champaign.

IBRAHIM ABOTALEB has been a Director of the Company since inception. He was our President and Chief Executive Officer since the Company's inception until his resignation on March 15, 2010. From September 2006 to the present, Mr. Abotaleb has been employed as the Commercial and Marketing Manager for Medlevant Shipping Co. in Alexandria. Medlevant is the exclusive representative for Hapag-Lloyd AG in Egypt. From January 2006 to August 2006 he was employed as the Sales & Marketing Manager for the Arabian Gulf Marine Trading Co., which was the representative for Hatsu Marine Limited. From July 2001 to December 2005 he was employed with the Arabian Gulf Marine Co. where he first served as the Marketing and Business Deputy manager and was promoted to Business Export Manager in January 2003. From October 1998 to June 2001 he was employed with Finmar Shipping Co., an agency representative of the Yang Ming Line. He started as a Sales Executive and was promoted to Sales Supervisor in January 2000. Mr. Abotaleb received a Master's degree in Shipping and International Transport from the Arab Academy of Science and Technology, in Alexandria, Egypt in 2004. He also received a Bachelor's degree in Accounting from the University of Alexandria, Egypt in 1997.

GERALD LEWIS has been a Director of the Company since inception, and was the Secretary, Treasurer and Chief Financial Officer from inception until his resignation on March 15, 2010. Prior to his retirement in 2005, Mr. Lewis was self employed in the apartment rental business, which he started in 1979. He owned various buildings, and up to 135 rental suites, in Edmonton, Alberta Canada, which he managed and operated himself. He received a degree in mechanical engineering from the University of Alberta in 1972 and his P.Eng (professional engineering certification) in 1975.

There are no family relationships among any of our directors, executive officers or key employees.

We do not have agreements with any of our directors, and we currently do not have any agreements with our executive officers. We intend to enter into definitive employment agreements with Mr. Brooke and Mr. McKilligan with respect to their duties and responsibilities as executive officers of our company.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the Company's acquisition of the assets pursuant to the Purchase Agreement from Hamilton Atlantic, and after the related 24-for-1 forward stock split and the related merger of our wholly owned subsidiary, Mr. Brooke acquired beneficial ownership of 9,940,008 shares (post-split) of our common stock held by Mr. Abotaleb and Mr. McKilligan acquired beneficial ownership of 2,720,016 shares (post-split) of our common stock held by Mr. Abotaleb. The balance of the shares held by Mr. Abotaleb and all of the shares held by Mr. Lewis, totaling an aggregate of 83,339,976 (post-split), were then returned to the Company for cancellation and are no longer outstanding.

Richard McKilligan is a director of Bristol Investment Fund, Ltd., which is one of the investors in our recently completed private placement and a current stockholder of the Company.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We do not currently compensate our directors in cash for their service as members of our board of directors. We do reimburse our directors for reasonable expenses in connection with attendance at board meetings. From inception to date, we have not paid compensation to our executive officers. The Company intends to enter into definitive employment agreements with Mr. Brooke and Mr. McKilligan, which agreements will provide for compensation commensurate for their responsibilities as executive officers of the Company.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of March 19, 2010 by: (i) each person whom we know beneficially owns more than 5% of our common stock, (ii) each of our directors, (iii) the executive officers named in the summary compensation table, and (iv) all such directors and executive officers as a group.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, pursuant to the rules prescribed by the SEC we deem outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 19, 2010 and we do not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. As of the date of this Information Statement, we do not have any options, warrants, or other convertible securities outstanding.

                                        Shares of Common Stock        Percent of Common Stock
  Name                                   Beneficially Owned (1)        Beneficially Owned (1)
  ----                                   ----------------------        ----------------------
5% OR GREATER OWNERS:
Hamilton Atlantic (2)                         20,960,016                      29.2%
Theorem Group, LLC (3)                         6,400,008                       8.9%

DIRECTORS AND EXECUTIVE OFFICERS:
Robert Brooke                                  9,940,008                      13.8%
Richard McKilligan                             2,720,016                       3.8%
Ibrahim Abotaleb                                       0                         0
Gerald Lewis                                           0                         0

All directors and executive officers
 as a group (4 persons):                      12,660,024                      17.6%

----------
(1) Applicable percentage ownership is based on 71,860,008 shares (post-split) of common stock outstanding at March 19, 2010. The number of shares of common stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.
(2) Amy Wang and Graham May exercise dispositive and voting control with respect to the shares held by Hamilton Atlantic.
(3) Anshuman Dube exercises dispositive and voting control with respect to the shares held by Theorem Group.

                      COMMITTEES OF THE BOARD OF DIRECTORS

We do not have standing audit, nominating or compensation committees of the board of directors, or committees performing similar functions, and therefore our entire board of directors performs such functions. We are not currently listed on any national exchange and are not required to maintain such committees by any self-regulatory agency. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making. Messrs. Sturdy and Anderson are independent directors. All directors participate in the consideration of director nominees. We do not have a policy with regard to attendance at board meetings.

We do not have a policy with regard to consideration of nominations of directors. We accept nominations for directors from our security holders. There is no minimum qualification for a nominee to be considered by our directors. All of our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to the Company and its stockholders.

Security holders may send communications to our board of directors by writing to Genesis Biopharma, Inc., 1601 N. Sepulveda Blvd., #632, Manhattan Beach, California 90266, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

                                    GENESIS BIOPHARMA, INC. a Nevada corporation


Dated: March 19, 2010               By: /s/ Robert Brooke
                                       -----------------------------------------
                                       Robert Brooke
                                       President and Chief Executive Officer